SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Announces Successful

Completion of $65 Million Share Offering

Reston, Virginia, and Montpellier, France – February 22, 2006 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today announced that it had successfully completed the $65 million (approximately EUR 53.6 million) share offering launched on February 1, 2006.

Genesys Conferencing completed this capital increase by issuing, free of charge, to its shareholders and ADS holders warrants to subscribe for new ordinary shares or ADSs. Shareholders were able to exercise their warrants until February 15, 2006, and ADS holders were able to exercise their warrants until February 13, 2006. The warrants exercise period was followed by a private placement to institutional investors outside the United States. 51,490,530 new shares will be issued on the settlement date as a result of the exercise of warrants and the subsequent offering, representing gross proceeds of $65 million. Holders of share warrants that were not exercised as at February 15, 2006 will receive €0.028125 for each such warrant.

As a result of the successful completion of the share offering, it will not be necessary to hold a shareholders meeting to approve a reserved capital increase to the company’s lenders nor to implement the lenders’ backstop commitment to purchase any remaining shares.

The proceeds of the offering will be used primarily to prepay amounts outstanding under the Company’s principal credit facility, which was amended on January 27, 2006. As a result, the amount outstanding under the credit facility will be reduced to approximately U.S. $38 million (approximately EUR 31 million).

The delivery of the new shares is scheduled for February 28, 2006.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 territories across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President, Chief Financial Officer
Phone: +1 703 736-7100

michael.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703 736-7100

marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer